Exhibit 99.2

Folio número: 108705
Folio number:

TRADUCCIÓN OFICIAL
SWORN TRANSLATION
ata MEMBER American Translators Association | ATA Member Number: M-183081

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ADDENDUM No. 02 TO THE CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] signed between ASOCIACIÓN DE MINEROS GUAYABALES and MINERALES PROVENZA S.A.S.

Between the undersigned, on the one hand, **NATALIA ANDREA HERNANDEZ ARIAS**, identified as it appears under her signature, acting in her capacity as legal representative of **MINERALES PROVENZA S.A.S.**, (hereinafter "**PROVENZA**"), according to the attached certificate of incorporation and legal representation; and on the other hand, **[Redacted – Confidential Information]**, identified as it appears under his signature, acting in his capacity as legal representative of **ASOCIACIÓN DE MINEROS GUAYABALES** (hereinafter "**GUAYABALES**"), duly empowered by the associates and according to the attached certificate of incorporation and legal representation: we have agreed to sign this **Addendum No. 02** to the **CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information]**, which shall be governed by the following clauses:

FIRST CLAUSE: Modify the date on which MINERALES PROVENZA must make the first payment specified in "Sixth Clause – Payments" of the **CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information]** in favor of GUAYABALES, and it shall read as follows:

*"**Sixth Clause – Payments:** The payments that **GUAYABALES** will receive from **PROVENZA** under this contract, the **OPTION** and eventual transfer of ownership of the **CONCESSION**, will be made as follows:*

***6.1. Phase 1:** The total value of Phase 1 is TWO MILLION UNITED STATES DOLLARS (USD 2,000,000), payable as follows:*

Installment No.	***Enforceability***	***Amount***
1	**July 21, 2020**	***USD 350,000"***

SECOND CLAUSE: The other clauses of the Main Contract remain unchanged and continue in force until its termination.

THIRD CLAUSE: The signature of the parties is required for the legalization of this Addendum No. 02.

In witness whereof, it is signed in Supía on 16 July 2020 and shall be printed in two identical copies with the same probative value.

By **MINERALES PROVENZA S.A.S.**	By **ASOCIACIÓN DE MINEROS DE GUAYABALES**
[Signed] NATALIA A. HERNANDEZ ARIAS I.D. Card No. **[Redacted – Confidential Information]**	[Signed] [Fingerprint] **[Redacted – Confidential Information]** ID Card No. **[Redacted – Confidential Information]**

ROBINSON A. MUÑOZ H.
TRADUCTOR E INTÉRPRETE OFICIAL
SWORN TRANSLATOR AND INTERPRETER
Identificación profesional n.° 0351
Professional ID No. 0351
Inglés - Español - Inglés
English - Spanish - English
Otorgada por la Universidad Nacional de Colombia
Granted by Universidad Nacional de Colombia

Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 28/03/2026

DECLARACIÓN JURADA DE LA TRADUCCIÓN

Yo, Robinson A. Muñoz H., traductor oficial con identificación profesional n.° 0351, otorgada por la Universidad Nacional de Colombia el 10 de agosto de 2012, domino el inglés y el español, y por medio de la presente certifico que he traducido el documento anterior. Adicionalmente certifico que, según mi conocimiento, esta es una traducción verdadera y correcta del(los) documento(s) en inglés adjunto(s).
En testimonio de lo anterior, firmo y estampo mi sello oficial.

AFFIDAVIT OF TRANSLATION

I, Robinson A. Muñoz H., Sworn Translator with Professional ID No. 0351, granted by Universidad Nacional de Colombia on August 10, 2012, hereby certify that I am fluent in English and Spanish and that I have translated the above document. I further certify that, to the best of my knowledge, the attached document(s) in Spanish is/are a true and accurate translation(s) of the original document(s).
In witness whereof, I have hereunto set my hand and official seal.

INFORMACIÓN DE CONTACTO E-mail: scstraducciones@gmail.com · Teléfono: (604) 448 58 87 · WhatsApp: (+57) 311 414 05 82 - 314 764 89 85
CONTACT INFORMATION E-mail: scstraducciones@gmail.com · Telephone number: (604) 448 58 87 · WhatsApp: (+57) 311 414 05 82 - 314 764 89 85

Alternate Legal Representative Legal Representative 108706 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 28/03/2026